Exhibit 4.42
Fifth Amendment To
The Exclusive Ragnarok Online License and Distribution
Agreement
THIS FOURTH AMENDMENT (this “Amendment”) is made and entered into on this 22nd day of March 2006, by and between Gravity Corporation (“Licensor”) and Level Up! Inc. (“Licensee”)
RECITALS
WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Ragnarok Online License and Distribution Agreement (“Agreement”), dated March 25th, 2003.
WHEREAS, the Parties to the Agreement now desire to amend the Agreement as specified below.
NOW THEREFORE, the parties agree as follows:
1.	Agreement Term Extension :

The Parties agree to extend the term of the Agreement for Two (2) years (“Second Renewed Term”) from the expiration date with the conditions stated as below in this Agreement. The newly extended term of the Agreement shall be from September 1st 2006 to August 31st, 2008.

2.	Terms and Conditions

Provided that Licensee is in due performance of the Agreement, the Parties agree that the Second Renewed Term shall be under the same terms and conditions as originally provided in the Agreement. For the avoidance of doubt, no other term or condition of the Agreement shall be affected or modified by this Amendment. Neither party shall be deemed to have waived or forfeited any of its pre-existing rights under the Agreement.
IN WITNESS WHEREOF, the parties have executed this Amendment the day and year first above-written.

Gravity Corporation		Level Up! Inc.

By:	/s/ Il Young Ryu	By:	Aloysius B. Colayco

Name: Il Young Ryu Title: Chairman & CEO		Name: Aloysius B. Colayco Title: Director